                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines results for the period ending

30 September 2006

In the third quarter, Revenues, Ebitda and net Profit grew compared with the prior quarters of 2006 and the third quarter of 2005

Net financial debt at 39.5 billion euro, a decrease of approximately 2 billion euro from 30 June 2006

Mobile:

•

Italy: 31.5 million clients reached, of which 3.9 million UMTS. Market share at 40.3%

•

Brazil: Leadership in GSM market confirmed with 21.5 million clients. Total market share rises to 25.1%. with 24.1 million clients

Wireline:

•

8.2 million broadband accesses reached in Europe, of which 6.5 million in Italy

•

TIM Brasil: acquisition proposal received

Senior management receives mandate to negotiate

TELECOM ITALIA GROUP

REVENUES: 23,104 MILLION EURO (+ 5.2% COMPARED WITH FIRST NINE MONTHS 2005). ORGANIC GROWTH +3%.

 +4.6% EXCLUDING THE NEGATIVE EFFECT OF TERMINATION TARIFF CUTS (360 MILLION EURO)

EBITDA: 9,786 MILLION EURO (+ 0.8% COMPARED WITH FIRST NINE MONTHS 2005). ORGANIC GROWTH +1.1%.

 +2.8% EXCLUDING THE NEGATIVE EFFECT OF TERMINATION TARIFF CUTS (ABOUT 171 MILLION EURO)

EBIT: 5,621 MILLION EURO (- 4.5% COMPARED WITH FIRST NINE MONTHS 2005); - 4.9% ORGANIC VARIATION. THIS RESULT, COMPARED WITH THE SAME PERIOD OF 2005, WAS IMPACTED BY GREATER AMORTIZATION AND DEPRECIATION

PARTLY DUE TO THE DIVERSITY OF INVESTMENTS IN THE DEVELOPMENT OF NETWORK INFRASTRUCTURE AND BUSINESS SUPPORT

NET PROFIT: 2,376 MILLION EURO, OF WHICH 880 MILLION EURO IN THIRD QUARTER 2006 (2,625 MILLION EURO IN THE FIRST NINE MONTHS OF 2005).

NET OF CAPITAL GAINS FROM DISPOSALS IN 2005 AND 2006, NET PROFIT ON 30 SEPTEMBER 2006 WOULD HAVE GROWN BY 247 MILLION EURO (+12%) COMPARED WITH THE FIRST NINE MONTHS OF 2005

***

This statement contains some alternative performance indicators which are not included in IFRS accounting standards (EBITDA; EBIT; Organic variation in revenues, EBITDA and EBIT; Net Financial Debt) the meanings and content of which are illustrated in the appendices.

Milan, 6 November 2006 – The Board of Directors of Telecom Italia, chaired by Mr. Guido Rossi, today examined and approved the Group’s financial statements for the period ending 30 September 2006.

TELECOM ITALIA GROUP

The Telecom Italia Group’s financial results for the first nine months of 2006 and comparable earlier periods were prepared according to accounting standards issued by the International Accounting Standards Board and approved by the European Union (IFRS). The results’ statement for the period ending 30 September 2006 is not subject to auditing.

On 30 September 2006, the consolidation area presents the following key variations compared with 30 September 2005 and 31 December 2005:

-

entry of the Liberty Surf Group (consolidated from 1 June 2005)

-

exit of Entel Chile Group (sold March 2005), TIM Hellas (sold early  June 2005), Finsiel Group (sold end-June 2005), TIM Perù (sold August 2005), the Buffetti group (sold January 2006) and  Digitel Venezuela (sold May 2006), already treated as discontinued operations or operations in the process of being sold, as well the exit of Wirelab (sold February 2006), Ruf Gestion (sold March 2006) and Eustema (sold April 2006) and Telecom Italia Learning Services (sold July 2006).

Revenues in the first nine months of 2006 amounted to 23,104 million euro with an increase of 5.2% compared with the first nine months of 2005 (21,958 million euro). Excluding the effect of exchange rate and of variations in the consolidation area, organic growth was 3.0% (+677 million euro). Excluding the negative effect of the cuts to termination tariffs in Italy (360 million euro), revenue growth would have been 4.6%. In the third quarter of 2006, revenues amounted to 7,769 million euro, an increase of 4.6% compared with the same period in 2005 (7,430 million euro). Excluding exchange rate effects mainly linked to the Brazilian unit and variations in the consolidation area, organic growth was 3.8%.

Breakdown of revenues by sector of activity:

(million euro)		Wireline (1)	Domestic Mobile	Brazil Mobile	Media	Olivetti	Other activities (1)	Adjustments and Eliminations	Consolidated Total

Revenues	1.1-30.9.2006	13,295	7,565	2,792	136	298	1,175	(2,157)	23,104
	1.1-30.9.2005	13,200	7,507	1,985	121	310	969	(2,134)	21,958

EBITDA was 9,786 million euro and registers an increase of 0.8% compared with the first nine months of 2005. Organic growth was 1.1% (+103 million euro) and was calculated taking into account variations in the consolidation area (-47 million euro), exchange rates (84 million euro) and other items (-58 million euro) for the first nine months of 2006, company restructuring charges (92 million euro), charges connected to reorganization in the Brazil mobile activities (10 million euro), and other charges (17 million euro); in the first nine months of 2005 items not included under organic growth totalled 61 million euro and related to charges linked to transactions with Opportunity, for Brasil Telecom, to charges for transactions with clients and other charges and inflows.

Excluding the negative effect of the cut to termination tariffs in Italy (-171 million euro), Ebitda would have grown by 2.8% compared with the same period in 2005. Always at the organic level, the Ebitda margin was 42.9% (43.7% in the first nine months of 2005). This ratio, compared with a year earlier, was impacted by the already mentioned cut in termination rates and also by growth in Brazil and the European Broadband Project. In the third quarter of 2006, Ebitda was 3,268 million euro, an increase of 1.5% compared with the same period in 2005 (3,219 million euro). Excluding exchange rate effects, variations to the consolidation area and other variations, Ebitda organic growth was 2.7% (+85 million euro).

EBIT amounted to 5,621 million euro with a variation of -4.5% compared with the first nine months of 2005 (-267 million euro). This result was significantly impacted by the increase in amortization and depreciation (+472 million euro compared with the same period in 2005) also due to investments in the development of network infrastructure and business support.

The organic variation was negative 292 million euro (-4.9% compared with the first nine months of 2005) and was calculated taking into account the effects of variations in the consolidation area (-39 million euro), exchange rates (-6 million euro) and other items (+70 million euro),  which includes, beyond that which has already been indicated in the Ebitda comments, capital gains from real estate sales (123 million euro), capital gains for the sale of the stake in Ruf Gestion (27 million euro), capital loss for the sale of Telecom Italia Learning Services (25 million euro) and capital loss for the sale of the “Radiomarittime Activities” branch (9 million euro). In the first nine months of 2005, the items not included under organic growth, amounted to 72 million euro and included, beyond that which has already been indicated in the Ebitda comments, asset write-downs by consolidated companies.

At the organic level, the ebit margin in the first nine months of 2006 was 24.3% (26.4% in the first nine months of 2005).  In the third quarter of 2006, Ebit was 1,820 million euro posted a variation of -4.7% compared with the same period in 2005 (1,909 million euro). Excluding exchange rate effects, variations to the consolidation area and other variations, the organic variation in Ebit was -2.4%.

Consolidated net profit in the first nine months of 2006 was 2,376 million euro (2,351 million euro before minorities) and posts a variation of -249 million euro compared with the first nine months of 2005 (2,625 million euro). Net of disposals in 2005 and 2006, net profit on 30 September 2006 would have grown by 12% compared with the first nine months of 2005 (+247 million euro).

Compared with the first nine months of 2005, the greater profit attributable to the parent (+456 million euro, deriving mainly from the TIM merger) partially offset the variation of the Group’s net consolidated result, generated for the most part by the already mentioned lower EBIT and the worsening of the balance of financial operations (-113 million euro) compared with 2005 which benefited from the reversal of reserves for guarantees relative to Avea. In the third quarter of 2006, the Group’s consolidated net result was 880 million euro, an increase of 3.5% compared with the same period a year earlier.

Industrial investment in the first nine months of 2006 totalled 3,299 million euro, an increase of 97 million euro compared with the same period of 2005. This increase was linked mainly to greater investments in Wireline and domestic Mobile, more specifically for the realization of support solutions for new services and the development of the European Broadband Project, while contrasted by a decrease at the Brazilian mobile business level.

Net financial debt on 30 September 2006 was 39,504 million euro, a decrease of approximately 1.811 million euro from 30 June 2006 (41,315 million euro). This reduction was mainly due to cash generation in the third quarter.

The Group headcount on 30 September 2006 totalled 84,376, a reduction of 1,108 from 31 December 2005.

EVENTS AFTER 30 SEPTEMBER 2006

DISPOSAL OF NEUF TELECOM

With regard to the sale by Telecom Italia International N.V. of the stake in Neuf Télécom which took place on 9 May 2006, it should be noted that, as foreseen in the contract of sale, the listing of Neuf Telecom, which took place on 25 October 2006, gives Telecom Italia International N.V. to a price adjustment equal to the difference between the sale price and the price identified at the IPO: this earn-out mechanism will give the Telecom Italia Group an additional inflow of approximately 38.5 million euro.

GROUP REORGANIZATION

On 25 October 2006, the Board of Directors of Telecom Italia examined the strategic guidelines of the Group’s re-organization following the decisions of 11 September 2006.

The Board of Directors reaffirmed that the decisions reached on 11 September represent the evolution of the integration of fixed-line and mobile telephony, launched two years ago, which yielded cost savings of over 1 billion euro in 2005 and the first half of 2006.

Telecom Italia confirmed that convergence between fixed, mobile telephony, broadband Internet and media content remains its strategic goal. In this framework the re-organization ensures the necessary operational flexibility without renouncing the benefits gained through fixed-mobile integration and with the intention of taking advantage, in full accord with the telecommunications regulator, of all the opportunities offered by the market.

The company intends to launch a significant transformation of the access network into a New Generation Network, enabling the transmission of high-definition television programmes, movies, music and video, as well as business and public services (tele-medicine, info-mobility etc.).

The new network will also involve the separation from Telecom Italia of the access network, according to a model to be jointly developed with the Authority.

BUSINESS UNIT RESULTS

The data for the first nine months of 2006 of Telecom Italia Media were reported in a press release published today following the Board of Directors meeting which approved them.

WIRELINE

Revenues were 13,295 million euro, an increase of 0.7% compared with the first nine months of 2005 (+95 million euro); at the organic level, equal perimeter and excluding exchange rate effects, revenues were in line with the first nine months of 2005 (+5 million euro).

This result, which was impacted by the cut in fixed-mobile termination rates which took effect in the second half of 2005, and the process of voice traffic migration from fixed to mobile, was underpinned by growth in the Broadband market in Italy and in other European countries. Excluding the negative effects of the fixed-mobile termination tariff cuts, organic growth of revenues would have been 1.0%.

The core voice telephony sector saw revenues of 7,052 million euro (-7.4% compared with the same period of 2005). The segment was characterized by a reduction in traffic revenues impacted by both lower fixed-mobile termination tariffs (approximately 128 million euro) and migration towards mobile telephony. Further, revenues from value-added services (VAS) in the voice telephony sector diminished by 26 million euro as a consequence of new regulation in the 12xy services market (-63 million euro compared with the first nine months of 2005).

Revenues in the Internet segment, 1,123 million euro, posted an increase of 5.8% compared with the first nine months of 2005 thanks to growth in Broadband revenues (+12.4% compared with the same period of 2005). The portfolio of Wireline’s Broadband lines in Italy at the end of September 2006 stood at over 6.5 million accesses (+750,000 from end 2005), of which 5.38 million were retail (+565,000 from December 2005). Taking into account the 1.7 million Broadband accesses in France, Germany (excluding those of AOL Germany) and Holland (a total +405,000 from end 2005) Wireline’s total portfolio in Europe reached 8.2 million Broadband accesses at the end of September. With the clients added through the acquisition of AOL Germany, the closing of which is expected in the first quarter of 2007, the Telecom Italia Group will reach a total of 9.3 million accesses. Solely in the retail segment, as a consequence of this acquisition, Telecom Italia will become, together with France Telecom, the first Broadband operator in Europe with 8.2 million clients.

Revenues in the Data Business segment, 1,290 million euro, register a variation of -1.1% compared with the first nine months of 2005. This variation is due to a harsher competitive context in Corporate client market and revenue erosion linked to traditional technology, in part offset by the development of ICT services which register an increase of 10.8%.

Revenues from Wholesale services were 2,936 million euro with an increase of 12.7% (+332 million euro) compared with the same period in 2005, mainly linked to the international component.

Revenues from the European Broadband Project (France, Germany and Holland) posted strong growth, climbing to 662 million euro, an increase of 75.6% compared with the first nine months of 2005 (+42.4% organic growth). EBITDA, which had already exceeded break-even in the first quarter of 2006, was 40 million euro, compared with a loss of 11 million euro in the same period a year earlier. In the third quarter 2006 the EBITDA margin for the European Broadband Project reached double digit for the first time, at 11.1%.

Total EBITDA was 5,747 million euro, with a variation of -2.9% compared with the first nine months of 2005 (-174 million euro). The ebitda margin was 43.2% (44.9% in the first nine months of 2005). This result was impacted by changes in the revenue mix, with an increase in interconnection costs (+2.0% compared with the year earlier) and costs linked to the development of the European Broadband Project. The organic variation was -1.6%, while, always at the organic level, the ebitda margin was 43.7% (44.4% in the first nine months of 2005); with regard to the domestic perimeter, the organic ebitda margin remained substantially stable at 45.7% (46.1% in the first nine months of 2005).

EBIT, at 3,315 million euro, registers a variation of -8.7% compared with the same period in 2005 (-315 million euro). The ebitda margin was 24.9% (27.5% in the first nine months of 2005). The organic variation was -6.0%.

Industrial investment amounted to 2,155 million euro, an increase of 113 million euro compared with the same period of 2005 (+5.5%). Growth stemmed almost entirely from the development of the European Broadband Project.

DOMESTIC MOBILE

Revenues in the first nine months of 2006 were 7,565 million euro, an increase of 0.8% compared with the first nine months of 2005 (58 million euro). Excluding the negative effects of cuts in the fixed-mobile and mobile-mobile termination tariffs, growth would have been 5.3%.

In particular, there was revenue growth in value added services (VAS), which totalled 1,225 million euro, +10.3% compared with the same period in 2005 thanks to the constant push on innovation in services and offer portfolio. The growth of these revenues was entirely due to new interactive services which account for over 38% of VAS revenues. As a percentage of revenues from services, VAS reached 17.4% (15.7% in the first nine months of 2005).

Voice revenues, which totalled 5,459 million euro, registered an increase in terms of outgoing traffic (+2,7%) and a decrease in incoming traffic (-16.6%) as a result of the negative impact of the application of the new termination tariffs; net of this factor the increase in incoming voice revenues would have been 4.8%.

The growth in revenues from handset sales (531 million euro, +19.3% compared with the first nine months of 2005), was linked mainly to third generation devices, which in the first nine months of 2006 totalled over 1.5 million units, with growth of 85%, out of the total 4.4 million terminals sold (+30% year on year).

EBITDA was 3,859 million euro and registers a variation of -2.1% compared with the same period in 2005. The Ebitda margin was 51.0% (52.5% in the first nine months of 2005). The organic variation was -1.3% while the margin was 51.2% (52.3% in the first nine months of 2005). Excluding the negative effect of the cut in termination tariffs, organic growth would have been 3.1%.

EBIT was 2,834 million euro (-6.7% compared with the first nine months of 2005). The ebit margin was 37.5% (40.5% in the same period of 2005).

Industrial investment in the first nine months of 2006 amounted to 680 million euro, an increase of 17.0% from 581 million euro in the same period of 2005. The increase was mainly due to the development of support solutions for new services.

With 31.5 million lines on 30 September 2006, TIM confirms its leadership of the domestic market, with a 40.3% market share. UMTS customers numbered approximately 3.9 million, representing 12.4% of TIM’s total customer base.

BRAZIL MOBILE

(Average exchange rate euro/real 0.367648)

The TIM Brasil Group, the only operator with nationwide GSM coverage, reached a total customer base of 24.1 million on 30 September 2006, confirming its position as the leading GSM operator with 21.5 million lines (+29.6% compared with 31 December 2005).

The Group reached a market share of 25.1%, strengthening its second place at the national level.

Consolidated revenues for the TIM Brasil Group were 7,595 million reais, with growth of 21.5% compared with the same period in 2005. This was due to the strong development of the client base and the impact of VAS on revenues (+59.0%). As a percentage of total revenues from services, VAS rose to 7.1% from 5.6% in the first nine months of 2005.

Consolidated EBITDA was 1,644 million reais, over 767 million higher than the same period of 2005, with a margin of 21.6%, over 7.6 percentage points higher compared with the same period a year earlier. Organic growth was 86.5%.

Consolidated EBIT was negative 128 million reais. However, it was 439 million reais higher than the same period a year earlier, notwithstanding higher amortization and depreciation linked to the development of network and IT assets. Organic growth was 77.9%. Ebit in the third quarter reached and exceeded breakeven (+82 million reais).

Industrial investment for the period was 895 million reais, a decrease 570 million reais compared with the first nine months of 2005 as the process of territorial coverage is reaching completion.

* * *

In view of a very recent, unsolicited acquisition proposal, the Board of Directors has mandated senior management to negotiate the possible sale of the Group’s mobile activities in Brazil, with a commitment to refer to the Board of Directors speedily for the formalization of the relative final decisions.

The operation would ensure Telecom Italia the financial flexibility needed to pursue its already announced industrial policies and, in particular, the opportunity to develop in the European market and to realize the new generation network at the domestic level.

* * *

The Board of Directors today approved the calendar of company events for the year 2007:

•

8 March – Board of Directors Meeting to adopt the draft full-year operating accounts and consolidated financial statements to 31 December 2006

•

16 April – Shareholders’ meeting to adopt full-year 2006 financial statements

•

8 May – Board of Directors Meeting to examine and adopt the first quarter of 2007 report

•

24 July – Board of Directors Meeting to examine preliminary data for the first half of 2007

•

7 September – Board of Directors Meeting to adopt first half 2007 report

•

8 November – Board of Directors Meeting to adopt third quarter 2007 report

The payment of dividends is expected to take place in the month of April.

Should there be any changes to the above dates, these will be communicated to the market in a timely fashion.

The Company intends to make use of the dispensation from the obligation to publish reports for the fourth quarter of 2006 and the second quarter of 2007, respectively publishing the draft full-year operating accounts and consolidated 2006 financial statements within 90 days of the end of the financial year and the 2007 first half report within 75 days of the end of the first half.

The results for the first nine months of 2006 will be illustrated to the financial community in a conference call to be held today at 6:00 pm (Italian time).

Journalists can listen to the presentation by telephone, (but will not be able to ask questions) at: +39 06 33168.

For those who are unable to connect live, a recording of the presentation will be available at: +39 06 334843 (access code: 126142#).

Telecom Italia

Media Relations

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.com/investors

ALTERNATIVE PERFORMANCE MEASURES

In the Telecom Italia third quarter report as at September 30, 2006, in addition to the financial performance measures established by IFRS, certain non-IFRS measures are presented for purposes of a better understanding of the trend of operations and financial conditions of the Telecom Italia Group; however, such measures should not be construed as a substitute for the operating and  financial information required by IFRS.

Specifically, the non-IFRS measures presented are described below:

•

EBITDA. This financial measure is used by the Telecom Italia Group as the financial target in internal and external presentations and represents a useful unit of measurement for the evaluation of the operating performance of the Group as a whole and of the Business Units, in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT (Operating income)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating result before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets)

•

Organic Growth of Revenues, EBITDA and EBIT. This measures show changes (percentage or amount) in Revenues, EBITDA and EBIT, excluding the effects of exchange differences, the change in the scope of consolidation as well as other operating income and expenses (other non-organic changes).

Telecom Italia deems that the presentation of such additional information allows the operating performance of the Group (as a whole and of the Business Units) to be interpreted in a more effective manner.

The organic change is also used in presentations to analysts and investors.

The third quarter report provides details and a graphic representation of the amounts used to arrive at the organic change.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations, represented by Gross Financial Debt less Cash and Cash Equivalents and Financial Assets (financial receivables and securities other than equity investments). A table is presented, in the third quarter report, that shows the amounts taken from the balance sheet and used to calculate the Net Financial Debt.

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 6th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager